Exhibit 21

SUBSIDIARIES OF THE COMPANY AS OF FEBRUARY 27, 2016

Pier 1 Assets, Inc., a Delaware corporation

Pier 1 Licensing, Inc., a Delaware corporation

Pier 1 Imports (U.S.), Inc., a Delaware corporation

Pier 1 Value Services, LLC, a Virginia limited liability company

PIR Trading, Inc., a Delaware corporation

Pier 1 Holdings, Inc., a Delaware corporation

Pier 1 Services Company, a Delaware statutory trust